SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Amendment No.___ )

ALTERRA HEALTHCARE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02146C104
(CUSIP Number)

Bruce C. Young
Warner Norcross & Judd LLP
900 Old Kent Building
111 Lyon Street, NW
Grand Rapids, Michigan 49503-2489
(616) 752-2000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 31, 2000
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

(Page 1 of 37 Pages)

CUSIP No. 02146C104	13D	Page 2 of 37

(1)	Name of Reporting Person:	RDV ALTCO, L.L.C.

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	9,650,250
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	9,650,250

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 9,650,250*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 30.4%

(14)	Type of Reporting Person: OO

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 3 of 37

(1)	Name of Reporting Person:	RDV Corporation

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	WC and AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	2,239,656
Beneficially Owned	(8)	Shared Voting Power:	9,650,250
By Reporting Person	(9)	Sole Dispositive Power:	2,239,656
With	(10)	Shared Dispositive Power:	9,650,250

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 11,889,906*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 35.0%

(14)	Type of Reporting Person: CO

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 4 of 37

(1)	Name of Reporting Person:	Richard M. DeVos, Jr.

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	10,000
Beneficially Owned	(8)	Shared Voting Power:	12,639,624
By Reporting Person	(9)	Sole Dispositive Power:	10,000
With	(10)	Shared Dispositive Power:	12,639,624

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 12,649,624*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 37.0%

(14)	Type of Reporting Person: IN

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 5 of 37

(1)	Name of Reporting Person:	Daniel G. DeVos

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	2,000
Beneficially Owned	(8)	Shared Voting Power:	11,972,767
By Reporting Person	(9)	Sole Dispositive Power:	2,000
With	(10)	Shared Dispositive Power:	11,972,767

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 11,974,767*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 35.3%

(14)	Type of Reporting Person: IN

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 6 of 37

(1)	Name of Reporting Person:	Suzanne C. DeVos VanderWeide

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	11,972,767
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	11,972,767

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 11,972,767*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 35.3%

(14)	Type of Reporting Person: IN

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 7 of 37

(1)	Name of Reporting Person:	Douglas L. DeVos

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	11,976,167
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	11,976,167

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 11,976,167*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 35.3%

(14)	Type of Reporting Person: IN

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 8 of 37

(1)	Name of Reporting Person:	Jerry L. Tubergen

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	325,552
Beneficially Owned	(8)	Shared Voting Power:	12,453,082
By Reporting Person	(9)	Sole Dispositive Power:	325,552
With	(10)	Shared Dispositive Power:	12,453,082

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 12,778,634*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 37.6%

(14)	Type of Reporting Person: IN

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 9 of 37

(1)	Name of Reporting Person:	Elisabeth D. DeVos

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	12,566,763
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	12,566,763

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 12,566,763*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 36.8%

(14)	Type of Reporting Person: IN

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 10 of 37

(1)	Name of Reporting Person:	Richard M. and Helen J. DeVos Foundation

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	34,783
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	34,783
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 34,783*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 0.2%

(14)	Type of Reporting Person: OO

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 11 of 37

(1)	Name of Reporting Person:	Dick and Betsy DeVos Foundation

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	15,000
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	15,000
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 15,000*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 0.1%

(14)	Type of Reporting Person: OO

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 12 of 37

(1)	Name of Reporting Person:	Douglas and Maria DeVos Foundation

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	3,400
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	3,400
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 3,400*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 0.02%

(14)	Type of Reporting Person: OO

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 13 of 37

(1)	Name of Reporting Person:	Jerry L. and Marcia D. Tubergen Foundation

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	15,000
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	15,000
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 15,000*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 0.1%

(14)	Type of Reporting Person: OO

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 14 of 37

(1)	Name of Reporting Person:	Helen J. DeVos

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	117,644
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	117,644

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 117,644*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 0.01%

(14)	Type of Reporting Person: IN

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 15 of 37

(1)	Name of Reporting Person:	Windquest Group, Inc.

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	AF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	700
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	700
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 700*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 0.003%

(14)	Type of Reporting Person: CO

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 16 of 37

(1)	Name of Reporting Person:	Buttonwood Capital, Inc.

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	WC

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	32,222
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	32,222
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 32,222*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 0.15%

(14)	Type of Reporting Person: CO

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

CUSIP No. 02146C104	13D	Page 17 of 37

(1)	Name of Reporting Person:	RDV Capital Management L.P.

(2)	Check the Appropriate Box	(a) [x]*
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	WC

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	521,739
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	521,739
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 521,739*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]*

(13)	Percent of Class Represented by Amount in Row (11): 2.3%

(14)	Type of Reporting Person: PN

*The Reporting Person specifically disclaims the existence of a "group" for purposes of Section 13(d)3 of the Securities Exchange Act of 1934 and disclaims beneficial ownership of certain securities reported as beneficially owned by other Reporting Persons in this report. Certain shares reported as beneficially owned by this Reporting Person are also reported as beneficially owned by other Reporting Persons in this report.

          The following hereby file this report on Schedule 13D with respect to the common stock of Alterra Healthcare Corporation, a Delaware corporation ("Alterra"): RDV ALTCO, L.L.C., a Michigan limited liability company, RDV Corporation, a Michigan corporation, Richard M. DeVos, Jr., Daniel G. DeVos, Suzanne C. DeVos VanderWeide, Douglas L. DeVos, Jerry L. Tubergen, Elisabeth D. DeVos, Helen J. DeVos, The Richard M. and Helen J. DeVos Foundation, The Dick and Betsy DeVos Foundation, The Douglas and Maria DeVos Foundation, The Jerry L. and Marcia D. Tubergen Foundation, Windquest Group, Inc., Buttonwood Capital, Inc., and RDV Capital Management L.P. (collectively the "Reporting Persons").

          RDVEPCO, L.L.C. together with Group One Investors, L.L.C., Holiday Retirement 2000, L.L.C. and other investors have purchased $173 million of convertible senior debentures and convertible preferred shares of Alterra pursuant to a Purchase Agreement entered into as of April 26, 2000 (the "Purchase Agreement"). The closing of the transactions contemplated by the Purchase Agreement occurred on May 31, 2000. The purchase transaction consisted of (i) approximately $168 million of Series A, Series B and Series C convertible senior debentures with a conversion price of $4.00 per share, a 9.75% semi-annual payment-in-kind ("PIK") coupon and a seven year maturity, and (ii) $5.0 million of Series A convertible preferred shares with a conversion price of $4.00 per share and a 9.75% semi-annual PIK dividend and a mandatory redemption in seven years. The Series A debentures and Series A preferred shares are convertible at any time at the investor's option into shares of common stock of Alterra. The Series B debentures are convertible at any time at the investor's option into non-voting Series B preferred shares having rights (other than voting rights) substantially similar to the Company's common stock. Alterra may call the debentures and the Series A preferred shares at any time after three years under certain circumstances relating to the price of its common stock.

          Pursuant to the above-described transaction, RDVEPCO, L.L.C. purchased 1,140,000 shares of the Series A convertible preferred shares with a conversion price of $4.00 per share. The Series A preferred shares are convertible at any time at RDVEPCO, L.L.C.'s option into 1,140,000 shares of common stock of Alterra. In connection with the transaction, RDVEPCO, L.L.C. also purchased $34,041,000 of the Series A convertible senior debentures with a conversion price of $4.00 per share. These Series A debentures are also convertible at any time at RDVEPCO, L.L.C.'s option into 8,510,250 shares of common stock of Alterra. In addition, RDVEPCO, L.L.C. purchased certain of the Series B convertible senior debentures with a conversion price of $4.00 per share. The Series B debentures are convertible into non-voting Series B preferred shares and are not convertible into common stock. One of the Reporting Persons, RDV ALTCO, L.L.C. owns 50% of RDVEPCO, L.L.C., and is therefore deemed to be the beneficial owner of the Series A convertible preferred shares and the convertible debentures held by RDVEPCO, L.L.C.

          The Purchase Agreement was previously filed as part of a Form 8-K by Alterra on May 5, 2000, and is incorporated by reference as an exhibit to this Schedule 13D. Alterra also filed a Form 8-K on June 8, 2000 which included as part of the filing: a First Amendment to Purchase Agreement dated as of May 31, 2000 ("First Amendment"), a Certificate of Designation, Rights and Preferences ("Certificate of Rights"), an Indenture dated as of May 31,

2000 ("Indenture"), Amended and Restated Bylaws of Alterra effective as of May 31, 2000 ("Restated Bylaws"), a Section 2.2(a) Purchase Agreement and Assignment dated as of May 31, 2000 ("Assignment"), a Registration Rights Agreement dated as of May 31, 2000 ("Registration Rights Agreement") and an Amendment to Rights Agreement dated as of May 31, 2000 ("Rights Amendment"), each of which are incorporated by reference as exhibits to this Schedule 13D. The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although they disclaim the existence of any such group.

Item 1.	Security and Issuer.

Name of Issuer:

Alterra Healthcare Corporation

Title of Class of Equity Securities:

Common Stock

Address of Issuer's Principal Executive Offices:

10000 Innovation Drive
Suite 300
Milwaukee, Wisconsin 53226

Item 2.	Identity and Background.

          (a) - (c); (f)      Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Schedule 13D is filed on behalf of the Reporting Persons (as defined above). Although the Reporting Persons are making this joint filing, except as otherwise set forth in this filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act or that the Reporting Persons beneficially own the securities covered by this report.

          The name, state of organization, principal business, address of the principal business and the address of the principal office for each Reporting Person is as follows:

RDV ALTCO, L.L.C., is a limited liability company organized under the laws of Michigan in December 1999. RDV ALTCO, L.L.C. was formed for the purpose of investing in RDVEPCO, L.L.C. The principal business and principal offices of RDV ALTCO, L.L.C. are currently located at 500 Grand Bank Building, 126 Ottawa, N.W., Grand Rapids, Michigan 49503. RDV ALTCO, L.L.C. is managed by RDV Corporation. RDV ALTCO, L.L.C. is controlled by its members, RDV Corporation (owning 85%) and Jerry L. Tubergen (owning 15%).

RDV Corporation is a Michigan corporation incorporated in 1991. The principal business and principal offices of RDV Corporation and of each of its officers and directors (except as provided below) are located at 500 Grand Bank Building, 126 Ottawa, N.W., Grand Rapids, Michigan 49503. RDV Corporation provides investment management, estate planning, tax and other services to the family of Richard M. DeVos. All of the officers and directors of RDV Corporation are United States citizens. The names of the executive officers and directors and their present principal occupation or employment are as follows:

Jerry L. Tubergen serves as President and Chief Executive Officer of RDV Corporation. He is a Certified Public Accountant and began his career in 1976 in Chicago with Deloitte & Touche. In 1987, he became the Managing Partner of the Deloitte & Touche offices in Grand Rapids. In 1991, he assumed his office at RDV Corporation. Mr. Tubergen serves as a director on the following boards: Orlando Magic, Ltd., NBA Board of Governors (Alternate Governor), Genmar Holdings, Inc., Convergent Capital Management, Inc., Alterra, Ronald Blue & Co., Geyser Products, L.L.C., VanKeulen & Winchester Lumber Company, State of Michigan Investment Advisory Committee, Specialized Bicycles, Inc., Health Care Solutions, Inc., Windquest Companies, Green Cay Asset Management, Crippled Children's United Rehabilitation Effort, and as an Advisory Board member to Healthcare Equity Partners, L.P. Mr. Tubergen holds a Bachelor's of Business Administration degree from Western Michigan University and a Master's of Science in Taxation from DePaul University.

William J. Boer is Vice President and Chief Operating Officer of RDV Corporation. Mr. Boer also serves as Vice President of RDV Sports, which manages the DeVos family sports enterprises, including the Orlando Magic, Orlando Solar Bears, Orlando Miracle, and the RDV Sportsplex. Prior to joining RDV Corporation in 1995, Mr. Boer was President of Michigan National Bank, Grand Rapids. Mr. Boer serves on the board of directors of the RDV Sportsplex and serves as an officer on several RDV entities including the Board of Directors of the Witan Group, LLC. Mr. Boer holds a Bachelor's Degree in Economics from Calvin College and a Master's of Business Administration in Finance and Strategic Planning from the University of Southern California and a Masters of Science in Higher Education from Indiana University.

Elisabeth D. DeVos is a director of RDV Corporation. Ms. DeVos is also a director and Chairman of the Windquest Group, a communications and management services provider, founded in 1989. Prior to assuming her current position, Ms. DeVos served as President and Vice President-Administration from the time of the company's inception. Ms. DeVos served as Chairman of the Michigan Republican State Committee until early 2000. She also served as Republican National Committeewoman for

Michigan 1992-1997. Ms. DeVos holds a Bachelor of Science degree in Business Administration/Political Science from Calvin College in Grand Rapids, Michigan. Ms. DeVos is the spouse of Richard M. DeVos, Jr.

Pamela DeVos is a director of RDV Corporation. Ms. DeVos has extensive public relations experience and demonstrated community involvement in and around West Michigan. She served for over two years with Amway Corporation ("Amway") and seven years with Seyferth & Associates, a leading Grand Rapids public relations firm. Ms. DeVos co-established DP Fox Ventures, LLC with her husband Daniel G. DeVos, to manage their business investments and explore new opportunities. Much of her time is now devoted to the Grand Rapids Youth Foundation which she founded five years ago.

Robert H. Schierbeek is the Treasurer of RDV Corporation. Mr. Schierbeek has served on the audit staff of Deloitte & Touche in Grand Rapids serving small to mid-sized for profit corporations. Mr. Schierbeek serves as an officer of several RDV entities, is on the advisory board of the Wealth Management Group of the Northern Trust Company, and is on the Board of Baxter Community Center. Mr. Schierbeek is a CPA and earned a Bachelors degree in accounting from Calvin College.

Robert A. Vander Weide is a director of RDV Corporation. Mr. VanderWeide is also President of the Orlando Magic, a position he has held since January of 1994. He also serves as Chief Executive Officer of RDV Sports - the parent company of the Magic, the Orlando Solar Bears, the Orlando Miracle, the RDV Sportsplex, Magic FanAttic retail outlets and Magic Carpet Aviation. Prior to his current position, Mr. VanderWeide served as Vice President of Basketball Operations.

Suzanne C. DeVos Vander Weide is a director of RDV Corporation. Ms. VanderWeide also currently serves as Vice President - Corporate Affairs and was a Policy Board Member for Amway until August 31, 1999. She has been on the Board of Directors of Amway since September 1, 1999. Previously she served as Director of Health & Beauty Marketing and the Management Training Program. Ms. VanderWeide is actively involved in many community organizations in both Orlando and Grand Rapids including serving on the Board of the Orlando Magic. She is Chairman of the Orlando Magic Youth Foundation, Chairperson for DeVos Children's Hospital Committee and Director of the Michigan Chapter of Operation Smile. Ms. VanderWeide holds a Bachelor of Arts degree in Business Administration from Hope College.

Maria DeVos serves as a director of RDV Corporation. She is also a director for several not-for-profit organizations including Bethany

Christian Services, United Way, DeVos Urban Leadership Initiative and the Doug and Maria DeVos Foundation. Ms. DeVos is the spouse of Douglas L. DeVos.

Richard M. DeVos, Jr. serves as a director of RDV Corporation. He has been President of Amway since 1993 and was a member of the Policy Board of Amway from 1992 through August 31, 1999. He has been on the Board of Directors of Amway since September 1, 1999. He has also been President of Amway Asia Pacific Ltd. since January 1995 and a Director since 1994. Since January 1995, Mr. DeVos has been Chairman of Amway Japan Limited. Mr. DeVos was President and Chief Executive Officer of the Orlando Magic Ltd. from 1991 to 1993. He is a director and Vice Chairman of the Windquest Group, a communications and management services provider founded in 1989. Previously, he held various research and development, manufacturing, distribution, marketing, finance, public relations and government affairs positions with Amway. Mr. DeVos holds a Bachelor of Business Administration Degree from Northwood University and has attended the Executive Study Program at the Wharton School of the University of Pennsylvania. He is also a director of Old Kent Financial Corporation. His principal business address is 7575 Fulton Street East, Ada, Michigan 49355.

Douglas L. DeVos serves as a director of RDV Corporation. He has been Senior Vice President - Asia Pacific Region, Global Distributor Relations of Amway since June 1998 and was a member of the Policy Board of Amway from 1989 to August 31, 1998. Mr. DeVos has also been a director of Amway Asia Pacific Ltd. since April 14, 1999. Mr. DeVos has been on the Board of Directors of Amway since September 1, 1999. He was appointed Vice President, North American Sales, of Amway in 1993 and held the position of Senior Vice President, Managing Director - Americas of Amway from 1996 to 1998. Prior to 1993, Mr. DeVos held various administrative and management positions with Amway. He holds a Bachelor of Science Degree from Purdue University Krannert School of Management. Mr. DeVos is also a director of National City Bank.

Daniel G. DeVos is currently Vice President-Corporate Affairs at Amway and has been a member of Amway's Board of Directors since September 1, 1999. Mr. DeVos is currently Chairman, President and CEO of DP/Fox Landquest, which is a multi-company management firm. He serves as President and CEO as of the following minor league sports franchises: Grand Rapids Griffins, Grand Rapids Rampage and the Kansas City Blades. For the Orlando Magic, Mr. DeVos is currently Vice-Chair of the Governing Board. Mr. DeVos holds a degree from Northwood University.

His business address is 201 Monroe Avenue, N.W., Grand Rapids, Michigan 49503. He is a United States citizen.

Suzanne C. DeVos VanderWeide is described above. Her business address is 500 Grand Bank Building, 126 Ottawa, N.W., Grand Rapids, Michigan 49503. She is a United States citizen.

Douglas L. DeVos is described above. Mr. DeVos' business address is 7575 Fulton Street East, Ada, Michigan 49355. He is a United States citizen.

Jerry L. Tubergen is described above. His business address is 500 Grand Bank Building, 126 Ottawa, N.W., Grand Rapids, Michigan 49503. He is a United States citizen.

Elisabeth D. DeVos is described above. Her business address is 500 Grand Bank Building, 126 Ottawa, N.W., Grand Rapids, Michigan 49503. She is a United States citizen.

Helen J. DeVos serves as a director for several boards including: Hospice, US Marine Corps Toys For Tots, Holland Home in Grand Rapids, Michigan and the Grand Rapids Symphony. Ms. DeVos received a Bachelor of Arts degree from Calvin College. Her principal business address is 500 Grand Bank Building, 126 Ottawa, N.W., Grand Rapids, Michigan 49503. She is a United States citizen.

The Richard M. and Helen J. DeVos Foundation is a non-profit corporation organized under the laws of Michigan. The principal business and principal offices are located at 500 Grand Bank Building, 126 Ottawa, N.W., Grand Rapids, Michigan 49503. The Richard M. and Helen J. DeVos Foundation is a non-profit organization under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The trustees of The Richard M. and Helen J. DeVos Foundation are Helen J. DeVos and Jerry L. Tubergen, both of whom are described above. The officers of The Richard M. and Helen J. DeVos Foundation are Helen J. DeVos, Jerry L. Tubergen, William J. Boer and Robert H. Schierbeek, each of whom is described above.

The Dick and Betsy DeVos Foundation is a non-profit corporation organized under the laws of Michigan. The principal business and principal offices are located at 500 Grand Bank Building, 126 Ottawa, N.W., Grand Rapids, Michigan 49503. The Dick and Betsy DeVos Foundation is a non-profit organization under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The trustees of The Dick and Betsy DeVos Foundation are Richard M. DeVos, Jr., Elisabeth D. DeVos and Jerry L. Tubergen, each of whom is described above. The officers of The Dick and Betsy DeVos Foundation are Richard M. DeVos, Jr., Elisabeth D. DeVos, Jerry L. Tubergen, William J. Boer and Robert H. Schierbeek, each of whom is described above.

The Douglas and Maria DeVos Foundation is a non-profit corporation organized under the laws of Michigan. The principal business and principal offices are located at 500

Grand Bank Building, 126 Ottawa, N.W., Grand Rapids, Michigan 49503. The Douglas and Maria DeVos Foundation is a non-profit organization under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The trustees of The Douglas and Maria DeVos Foundation are Douglas L. DeVos and Maria DeVos, each of whom is described above. The officers of The Douglas and Maria DeVos Foundation are Douglas DeVos, Maria DeVos, Jerry L. Tubergen, William J. Boer and Robert H. Schierbeek, each of whom is described above.

The Jerry L. and Marcia D. Tubergen Foundation is a non-profit corporation organized under the laws of Michigan. The principal business and principal offices are located at 500 Grand Bank Building, 126 Ottawa, N.W., Grand Rapids, Michigan 49503. The Jerry L. and Marcia D. Tubergen Foundation is a non-profit organization under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The trustees of The Jerry L. and Marcia D. Tubergen Foundation are Jerry L. and Marcia D. Tubergen. Jerry L. Tubergen is described above. Marcia D. Tubergen is the spouse of Jerry L. Tubergen and is involved in various community volunteer organizations.

Windquest Group, Inc. is a Michigan corporation incorporated in 1989. The principal business and principal offices of Windquest Group, Inc. are currently located at 400 Grand Bank Building, 126 Ottawa, N.W., Grand Rapids, Michigan 49503. Windquest Group, Inc. is a communications and management services provider. The officers and directors of Windquest Group, Inc. are Richard M. DeVos, Jr., Elisabeth D. DeVos and William R. Payne. Richard M. DeVos, Jr. and Elisabeth D. DeVos are described above. William R. Payne is the Chief of Staff for the Office of the Chief Executive of Amway and President of Windquest Group, Inc. His principal business address is 7575 Fulton Street East, Ada, Michigan 49355.

RDV Capital Management L.P. is a Michigan limited partnership established in 1994. RDV Corporation is the general partner and has sole voting and dispositive power over the shares held by the partnership. RDV Corporation's business information is described above.

Buttonwood Capital, Inc. is a Michigan corporation incorporated in 2000. The principal business and principal offices of Buttonwood Capital, Inc. and of each of its officers and directors are located at 500 Grand Bank Building, 126 Ottawa, N.W., Grand Rapids, Michigan 49503. Buttonwood Capital, Inc. provides investment management, estate planning, tax and other services. The director and officer positions of Buttonwood Capital, Inc. are held by Jerry L. Tubergen, who is described above.

          (d) - (e)      During the last five years, none of the Reporting Persons or the directors, officers or trustees, as the case may be, have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

          The purchase price for the securities purchased by RDVEPCO, L.L.C. and its affiliates or assignees was an aggregate of $131,926,000. Pursuant to the Purchase Agreement, credits against the purchase price were given in the amount of $35,567,330 for assignment to Alterra of membership interests in TPI-HCR, LLC, a Delaware limited liability company and Third Party Investors I, LLC, a Delaware limited liability company. The balance of $96,358,670 was paid using cash from (i) contributions to the capital of RDVEPCO, L.L.C. by its members, (ii) proceeds from the repayment (including interest) of a previous loan from RDVEPCO, L.L.C. to Alterra, and (iii) proceeds from the purchase by Alterra of the interest of RDVEPCO, L.L.C. in an investment in an Alterra affiliate. RDV ALTCO, L.L.C. made a contribution to the capital of RDVEPCO, L.L.C. in the amount of approximately $22.5 million. This amount was the proceeds of short-term interest bearing advances from certain affiliates, being RDV Corporation, RDV Capital Management L.P., the Richard M. DeVos, Jr. Annuity Trust dated October 27, 1993, and the Elisabeth D. DeVos Annuity Trust dated October 27, 1993.

Item 4.	Purpose of Transaction.

          The Reporting Persons have acquired the shares of Alterra common stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of shares of Alterra's common stock and Alterra's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time-to-time acquire additional shares of Alterra common stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Alterra common stock that such Reporting Person now owns or may hereafter acquire.

          In connection with the transactions contemplated by the Purchase Agreement (as defined above), Alterra has increased its board of directors to a total of nine members, with four of the nine directors to be elected by holders of the Series A preferred shares. Contemporaneously with the closing of the transactions contemplated by the Purchase Agreement (which occurred on May 31, 2000), investors purchasing Series A preferred shares elected Messrs. Robert A. Haveman and Jerry L. Tubergen, (both of whom are existing directors of Alterra,) and William E. Colson and William G. Perry, Jr. as directors. In connection with the transactions contemplated by the Purchase Agreement, the Company also adopted Amended and Restated Bylaws effective as of May 31, 2000. The Amended and Restated Bylaws were previously filed as part of a Form 8-K by Alterra on June 8, 2000, and are incorporated by reference as an exhibit to this Schedule 13D. Except as described above in this Schedule 13D and in the exhibits to this Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

          (a)          The acquisition by any person of additional securities of Alterra or the disposition of securities of Alterra;

          (b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Alterra or any of its subsidiaries;

          (c)          A sale or transfer of a material amount of assets of Alterra or any of its subsidiaries;

          (d)          Any change in the present board of directors or management of Alterra, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e)          Any material change in the present capitalization or dividend policy of Alterra;

          (f)          Any other material change in Alterra's business or corporate structure;

          (g)          Changes in Alterra's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Alterra by any person;

          (h)          Causing a class of securities of Alterra to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i)          A class of equity securities of Alterra becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)          Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

          (a)          The Reporting Persons collectively may be deemed to beneficially own 12,995,576 shares of the common stock of Alterra, constituting approximately 38.0% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by all Reporting Persons of all outstanding debentures and shares of preferred stock held by such Reporting Persons into shares of Alterra common stock). The Reporting Persons beneficial ownership described above is based on their collective beneficial ownership of 1,140,000 Series A convertible preferred shares, $40,722,000 Series A convertible debentures, $4,450,000 of 7.0% convertible subdebentures and $16,000,000 of 5.25% convertible subdebentures, which are convertible at any time at the holder's option into 1,140,000, 10,180,500, 219,753 and 556,522 shares of Alterra common stock, respectively.

          RDV ALTCO, L.L.C. may be deemed to beneficially own 9,650,250 shares of the common stock of Alterra, constituting approximately 30.4% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures and shares of preferred stock reported as beneficially owned by it into shares of Alterra common stock). RDV ALTCO, L.L.C.'s beneficial ownership described above is based on its beneficial ownership of 1,140,000 Series A convertible preferred shares and $34,041,000 of Series A convertible debentures, which are convertible at any time at the holder's option into 1,140,000 and 8,510,250 shares of Alterra common stock, respectively.

          RDV Corporation may be deemed to beneficially own 11,889,906 shares of the common stock of Alterra, constituting approximately 35.0% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures and shares of preferred stock reported as beneficially owned by it into shares of Alterra common stock). RDV Corporation's beneficial ownership is based in part on its beneficial ownership of $15 million of 5.25% convertible subordinated debentures which are convertible at any time at the holder's option into 521,739 shares of Alterra common stock. In addition, RDV Corporation's beneficial ownership described above is also based on its beneficial ownership of 1,140,000 Series A convertible preferred shares and $40,722,000 of Series A convertible debentures, which are convertible at any time at the holder's option into 1,140,000 and 10,180,500 shares of Alterra common stock, respectively.

          Richard M. DeVos, Jr. may be deemed to beneficially own 12,649,624 shares of the common stock of Alterra, constituting approximately 37.0% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures and shares of preferred stock reported as beneficially owned by him into shares of Alterra common stock). Richard M. DeVos, Jr.'s beneficial ownership described above is based on his beneficial ownership of $4,000,000 of 7.0% convertible subordinated debentures and $16,000,000 of 5.25% convertible subordinated debentures, which are convertible at any time at the holder's option into 197,531 and 556,522 shares of Alterra common stock, respectively. Mr. DeVos' beneficial ownership described above is also based on his beneficial ownership of 1,140,000 Series A convertible preferred shares and $40,722,000 of Series A convertible debentures, which are convertible at any time at the holder's option into 1,140,000 and 10,180,500 shares of Alterra common stock, respectively. Richard M. DeVos, Jr.'s beneficial ownership includes 749,018 shares of Alterra common stock (consisting of common stock and subordinated debentures convertible into common stock) held by several trusts and foundations for which Mr. DeVos is co-trustee.

          Daniel G. DeVos may be deemed to beneficially own 11,974,767 shares of the common stock of Alterra, constituting approximately 35.3% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures and shares of preferred stock reported as beneficially owned by him into shares of Alterra common stock). Mr. DeVos' beneficial ownership described above is based on his beneficial ownership of $15,000,000 of 5.25% convertible subordinated debentures, which are convertible at any time at the holder's option into 521,739 shares of Alterra common stock. In addition, Mr. DeVos' beneficial ownership described above is based on his beneficial ownership of 1,140,000 Series A convertible preferred shares and $40,722,000 of Series A convertible debentures, which are convertible at any time at the holder's option into 1,140,000 and 10,180,500 shares of Alterra common stock, respectively. Mr. DeVos' beneficial ownership includes 82,861 shares of Alterra common stock held by a trust for which Mr. DeVos is co-trustee.

          Suzanne C. DeVos VanderWeide may be deemed to beneficially own 11,972,767 shares of the common stock of Alterra, constituting approximately 35.3% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures and shares of preferred stock reported as beneficially owned by her into shares of Alterra common stock). Ms. Vander Weide's beneficial ownership described above is based on her beneficial ownership of $15,000,000 of 5.25% convertible subordinated debentures, which are convertible at any time at the holder's option into 521,739 shares of Alterra common stock. In addition, Ms. Vander Weide's beneficial ownership described above is based on her beneficial ownership of 1,140,000 Series A convertible preferred shares and $40,722,000 of Series A convertible debentures, which are convertible at any time at the holder's option into 1,140,000 and 10,180,500 shares of Alterra common stock, respectively. Ms. VanderWeide's beneficial ownership includes 82,861 shares of Alterra common stock held by a trust for which Ms. VanderWeide is co-trustee.

          Douglas L. DeVos may be deemed to beneficially own 11,976,167 shares of the common stock of Alterra, constituting approximately 35.3% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures and shares of preferred stock reported as beneficially owned by him into shares of Alterra common stock). Mr. DeVos' beneficial ownership described above is based on his beneficial ownership of $15,000,000 of 5.25% convertible subordinated debentures, which are convertible at any time at the holder's option into 521,739 shares of Alterra common stock. In addition, Mr. DeVos' beneficial ownership described above is based on his beneficial ownership of 1,140,000 Series A convertible preferred shares and $40,722,000 of Series A convertible debentures, which are convertible at any time at the holder's option into 1,140,000 and 10,180,500 shares of Alterra common stock, respectively. Mr. DeVos' beneficial ownership includes 86,261 shares of Alterra common stock held by a trust and a foundation for which Mr. DeVos is co-trustee.

          Jerry L. Tubergen may be deemed to beneficially own 12,778,634 shares of the common stock of Alterra, constituting approximately 37.6% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures and shares of preferred stock reported as beneficially owned by him into shares of Alterra common stock). Jerry L. Tubergen's beneficial ownership described above is based on his beneficial ownership of options to acquire 20,422 shares of Alterra common stock. The options are exercisable at any time upon his election. Mr. Tubergen's beneficial ownership described above is also based on his beneficial ownership of $16,000,000 of 5.25% convertible subordinated debentures, which are convertible at any time at the holder's option into 556,522 shares of Alterra common stock. Mr. Tubergen's beneficial ownership described above is also based on his beneficial ownership of 1,140,000 Series A convertible preferred shares and $40,722,000 of Series A convertible debentures, which are convertible at any time at the holder's option into 1,140,000 and 10,180,500 shares of Alterra common stock, respectively. Jerry L. Tubergen's beneficial ownership includes 23,989 shares of Alterra common stock held by several trusts for which Mr. Tubergen is the sole trustee. Jerry L. Tubergen's beneficial ownership also includes 480,315 shares of Alterra common stock (consisting of common stock and subordinated debentures convertible into common stock) held by several trusts and foundations for which Mr. Tubergen is co-trustee.

          Elisabeth D. DeVos may be deemed to beneficially own 12,566,763 shares of the common stock of Alterra, constituting approximately 36.8% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures reported as beneficially owned by her into shares of Alterra common stock). Elisabeth D. DeVos' beneficial ownership described above is based on her beneficial ownership of $4,000,000 of 7.0% convertible subordinated debentures and $16,000,000 of 5.25% convertible subordinated debentures, which are convertible at any time at the holder's option into 197,531 and 556,522 shares of Alterra common stock, respectively. In addition, Ms. DeVos' beneficial ownership described above is also based her beneficial ownership of 1,140,000 Series A convertible preferred shares and $40,722,000 of Series A convertible debentures which are convertible at any time at the holder's option into 1,140,000 and 10,180,500 shares of Alterra common stock, respectively. Elisabeth D. DeVos' beneficial ownership includes 250,625 shares of Alterra common stock (consisting of common stock and subordinated debentures convertible into common stock) held by several trusts and foundations for which Ms. DeVos is co-trustee.

          Helen J. DeVos may be deemed to beneficially own 117,644 shares of the common stock of Alterra, constituting approximately 0.01% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures and shares of preferred stock reported as beneficially owned by her into shares of Alterra common stock). Ms. DeVos' beneficial ownership described above is based on her beneficial ownership of $1,000,000 of 5.25% convertible subordinated debentures, which are convertible at any time at the holder's option into 34,783 shares of Alterra common stock. Helen J. DeVos' beneficial ownership includes 117,644 shares of Alterra common stock held by a trust and a foundation for which Ms. DeVos is co-trustee.

          The Richard M. and Helen J. DeVos Foundation may be deemed to beneficially own 34,783 shares of the common stock of Alterra, constituting approximately 0.02% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures reported as beneficially owned by it into shares of Alterra common stock). The Richard M. and Helen J. DeVos Foundation's beneficial ownership described above is based on its beneficial ownership of $1,000,000 of 5.25% convertible subordinated debentures, which are convertible at any time at the holder's option into 34,783 shares of Alterra common stock.

          The Dick and Betsy DeVos Foundation may be deemed to beneficially own 15,000 shares of the common stock of Alterra, constituting approximately 0.1% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares as of March 31, 2000.

          The Douglas and Maria DeVos Foundation may be deemed to beneficially own 3,400 shares of the common stock of Alterra, constituting approximately 0.02% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares as of March 31, 2000.

          The Jerry L. and Marcia D. Tubergen Foundation may be deemed to beneficially own 15,000 shares of the common stock of Alterra, constituting approximately 0.1% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares as of March 31, 2000.

          Windquest Group, Inc. owns 700 shares of the common stock of Alterra, constituting approximately 0.003% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares as of March 31, 2000.

          Buttonwood Capital, Inc. may be deemed to beneficially own 32,222 shares of the common stock of Alterra, constituting approximately 0.15% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures reported as beneficially owned by it into shares of Alterra common stock). Buttonwood Capital, Inc.'s ownership is based in part on its beneficial ownership of $450,000 of 7.0% convertible subordinated debentures which are convertible at any time at the holder's option into 22,222 shares of Alterra common stock.

          RDV Capital Management L.P. may be deemed to beneficially own 521,739 shares of the common stock of Alterra, constituting approximately 2.3% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures reported as beneficially owned by it into shares of Alterra common stock). RDV Capital Management L.P.'s beneficial ownership is based on its beneficial ownership of $15,000,000 of 5.25% convertible subordinated debentures which are convertible at any time at the holder's option into 521,739 shares of Alterra common stock.

          (b)          RDV ALTCO, L.L.C. has shared voting and dispositive power over 9,650,250 shares of the common stock of Alterra. RDV ALTCO, L.L.C.'s shared voting and dispositive power described above is comprised of 9,650,250 shares of common stock (convertible from 1,140,000 shares of Series A preferred stock and from $34,041,000 Series A debentures) held by RDVEPCO, L.L.C. of which RDV ALTCO, L.L.C. is a member and shares voting and dispositive power with the other member, EDP Assisted Living Properties, L.L.C.

          RDV Corporation has sole voting and dispositive power over 2,239,656 shares of the common stock of Alterra and shared voting and dispositive power over 9,650,250 shares of the common stock of Alterra. RDV Corporation's sole voting and dispositive power described above includes 521,739 shares of common stock held by RDV Capital Management L.P. (convertible from $15,000,000 of 5.25% convertible subdebentures) for which RDV Corporation is the general partner. RDV Corporation's sole voting and dispositive power described above also includes 1,670,250 shares of common stock held by Group One Investors, L.L.C. (convertible from $6,681,000 Series A debentures) for which RDV Corporation is the sole manager. RDV Corporation's shared voting and dispositive power described above is comprised of 9,650,250 shares of common stock (convertible from 1,140,000 shares of Series A Preferred Stock and $34,041,000 Series A debentures) held by RDVEPCO, L.L.C. for which RDV Corporation has shared voting and dispositive power as a member of RDV ALTCO, L.L.C. described above.

          Richard M. DeVos, Jr. has sole voting and dispositive power over 10,000 shares of the common stock of Alterra and shared voting and dispositive power over 12,639,624 shares of the common stock of Alterra. Richard M. DeVos, Jr.'s shared voting and dispositive power described above includes (i) 197,531 shares of common stock (convertible from $4,000,000 of 7.0% convertible subordinated debentures) held by The Richard M. DeVos, Jr. Annuity Trust dated October 27, 1993 for which Richard M. DeVos, Jr. is a co-trustee and shares voting and dispositive power with Elisabeth D. DeVos under such trust; (ii) 34,783 shares of common stock held by the Elisabeth D. DeVos Annuity Trust dated October 27, 1993 (convertible from $1,000,000 of 5.25% convertible subordinated debentures) for which Richard M. DeVos is a co-trustee and shares voting and dispositive power with Elisabeth D. DeVos under the trust; (iii) 3,311 shares of common stock held by The Richard M. DeVos, Jr. Annuity Trust dated October 27, 1993 for which Richard M. DeVos. is a co-trustee and shares voting and dispositive power with Elisabeth D. DeVos under the trust; (iv) 82,861 shares of common stock held by the Trust Agreement dated May 30, 1991, established by Richard M. DeVos for which Richard M. DeVos, Jr. is a co-trustee and shares voting and dispositive power with Helen J. DeVos, Daniel G. DeVos, Suzanne C. DeVos Vander Weide, Douglas L. DeVos and Jerry L. Tubergen; (v) 415,532 shares of common stock held by The Richard M. DeVos Trust dated April 23, 1990 for which Richard M. DeVos, Jr. is a co-trustee and shares voting and dispositive power with Jerry L. Tubergen under the trust; (vi) 700 shares of common stock held by Windquest Group, Inc. for which Richard M. DeVos, Jr. shares voting and dispositive power with Elisabeth D. DeVos; (vii) 15,000 shares of common stock held by the Dick and Betsy DeVos Foundation for which Richard M. DeVos, Jr. shares voting and dispositive power with Elisabeth D. DeVos and Jerry L. Tubergen under the Foundation; and (viii) 11,889,906 shares of common stock beneficially owned by RDV Corporation as described above, of which Richard M. DeVos, Jr. is a shareholder and shares voting and dispositive power with Daniel G. DeVos, Suzanne C. DeVos Vander Weide and Douglas L. DeVos.

          Daniel G. DeVos has sole voting and dispositive power over 2,000 shares of the common stock of Alterra and shared voting and dispositive power over 11,972,767 shares of the common stock of Alterra. Daniel G. DeVos' shared voting and dispositive power described above includes (i) 82,861 shares of common stock held by the Trust Agreement dated May 30, 1991 established by Richard M. DeVos for which Daniel G. DeVos is a co-trustee and shares voting and dispositive power with Richard M. DeVos, Jr., Suzanne C. DeVos VanderWeide, Douglas L. DeVos, Helen J. DeVos and Jerry L. Tubergen under the terms of the Trust; and (ii) 11,889,906 shares of common stock beneficially owned by RDV Corporation as described above, of which Daniel G. DeVos is a shareholder and shares voting and dispositive power with Richard M. DeVos, Jr., Suzanne C. DeVos Vander Weide and Douglas L. DeVos.

          Suzanne C. DeVos VanderWeide has shared voting and dispositive power over 11,972,767 shares of the common stock of Alterra. Suzanne C. DeVos VanderWeide's shared voting and dispositive power described above includes (i) 82,861 shares of common stock held by the Trust Agreement dated May 30, 1991 established by Richard M. DeVos for which Suzanne C. DeVos VanderWeide is a co-trustee and shares voting and dispositive power with

Richard M. DeVos, Jr., Daniel G. DeVos, Douglas L. DeVos, Helen J. DeVos and Jerry L. Tubergen under the terms of the Trust; (ii) 11,889,906 shares of common stock beneficially owned by RDV Corporation as described above, of which Suzanne C. DeVos Vander Weide is a shareholder and shares voting and dispositive power with Richard M. DeVos, Jr., Daniel G. DeVos and Douglas L. DeVos.

          Douglas L. DeVos has shared voting and dispositive power over 11,976,167 shares of the common stock of Alterra. Douglas L. DeVos' shared voting and dispositive power described above includes (i) 82,861 shares of common stock held by the Trust Agreement dated May 30, 1991 established by Richard M. DeVos for which Douglas L. DeVos is a co-trustee and shares voting and dispositive power with Richard M. DeVos, Jr., Suzanne C. DeVos VanderWeide, Daniel G. DeVos , Helen J. DeVos and Jerry L. Tubergen under the terms of the Trust; (ii) 3,400 shares of common stock held by the Douglas and Maria DeVos Foundation for which Douglas L. DeVos is a co-trustee and shares voting and dispositive power with Maria DeVos and Jerry L. Tubergen; (iii) 11,889,906 shares of common stock beneficially owned by RDV Corporation as described above, of which Douglas L. DeVos is a shareholder and shares voting and dispositive power with Richard M. DeVos, Jr., Daniel G. DeVos and Suzanne C. DeVos Vander Weide.

          Jerry L. Tubergen has sole voting and dispositive power over 325,552 shares of the Common Stock of Alterra and shared voting and dispositive power over 12,453,082 shares of Common Stock of Alterra. Jerry L. Tubergen's sole voting and dispositive power described above includes (i) 11,550 shares of common stock held by the Robert and Suzanne C. VanderWeide GS Trust dated December 9, 1992 for which Mr. Tubergen is the sole trustee; (ii) 767 shares of common stock held by the DeVos Children's Extendable Trust dated August 30, 1993 for which Mr. Tubergen is the sole trustee; (iii) 11,672 shares of common stock held by The Douglas L. and Maria DeVos 1992 Irrevocable Trust dated December 28, 1992 for which Mr. Tubergen is the sole trustee; (iv) 32,222 shares of common stock held by Buttonwood Capital, Inc. for which Mr. Tubergen possesses sole voting and dispositive power; and (v) 2,000 shares of common stock held by Mr. Tubergen's children for which Mr. Tubergen possess sole voting and dispositive power. Mr. Tubergen's shared voting and dispositive power described above includes (i) 415,532 shares of common stock held by The Richard M. DeVos Trust dated April 23, 1994 for which Mr. Tubergen is a co-trustee and shares voting and dispositive power with Richard M. DeVos, Jr.; (ii) 15,000 shares of common stock held by The Jerry L. and Marcia D. Tubergen Foundation for which Mr. Tubergen is a co-trustee and shares voting and dispositive power with Marcia Tubergen; (iii) 34,783 shares of common stock held by the Richard M. and Helen J. DeVos Foundation (convertible from $1,000,000 of 5.25% convertible subordinated debentures) for which Mr. Tubergen shares voting and dispositive power with Helen J. DeVos; (iv) 15,000 shares of common stock held by the Dick and Betsy DeVos Foundation for which Mr. Tubergen is a co-trustee and shares voting and dispositive power with Richard M. DeVos, Jr. and Elisabeth D. DeVos; (v) 82,861 shares of common stock held by the Trust Agreement dated May 30, 1991 established by Richard M. DeVos for which Jerry L. Tubergen is a co-trustee and shares voting and dispositive power with Richard M. DeVos, Jr., Daniel G. DeVos, Douglas L. DeVos, Suzanne C. DeVos Vander Weide and Helen J. DeVos under the terms of the trust; and (vi) 11,889,906 shares of common stock beneficially owned by RDV

Corporation as described above, of which Mr. Tubergen is an officer and shares voting and dispositive power with the four shareholders of RDV Corporation, Richard M. DeVos, Jr., Daniel G. DeVos, Douglas L. DeVos and Suzanne C. DeVos Vander Weide.

          Elisabeth D. DeVos has shared voting and dispositive power over 12,566,763 shares of the common stock of Alterra. Ms. DeVos' shared voting and dispositive power described above includes (i) 197,531 shares of common stock (convertible from $4,000,000 of 7.0% convertible subordinated debentures) held by The Richard M. DeVos, Jr. Annuity Trust dated October 27, 1993 for which Ms. DeVos is a co-trustee and shares voting and dispositive power with Richard M. DeVos, Jr.; (ii) 34,783 shares of common stock (convertible from $1,000,000 of 5.25% convertible subordinated debentures) held by the Elisabeth D. DeVos Annuity Trust dated October 27, 1993 for which Ms. DeVos is a co-trustee and shares voting and dispositive power with Richard M. DeVos, Jr.; (iii) 3,311 shares of common stock held by The Richard M. DeVos, Jr. Annuity Trust dated October 27, 1993 for which Ms. DeVos is a co-trustee and shares voting and dispositive power with Richard M. DeVos, Jr.; (iv) 700 shares of common stock held by Windquest Group, Inc. for which Ms. DeVos shares voting and dispositive power with Richard M. DeVos, Jr.; (v) 15,000 shares of common stock held by the Dick and Betsy DeVos Foundation for which Ms. DeVos is a co-trustee and shares voting and dispositive power with Richard M. DeVos, Jr. and Jerry L. Tubergen; and (vi) 12,315,438 shares of common stock beneficially owned by Richard M. DeVos, Jr. (in addition to those described in this paragraph) as previously described in this Schedule 13D, which are attributed to Ms. DeVos as the spouse of Richard M. DeVos, Jr.

          Helen J. DeVos has shared voting and dispositive power over 117,644 shares of Common Stock of Alterra. Ms. DeVos' shared voting and dispositive power described above includes (i) 82,861 shares of common stock held by the Trust Agreement dated May 30, 1991 established by Richard M. DeVos for which Ms. DeVos is a co-trustee and shares voting and dispositive power with Richard M. DeVos, Jr., Daniel G. DeVos, Suzanne C. DeVos Vander Weide, Douglas L. DeVos and Jerry L. Tubergen; (ii) 34,783 shares of common stock held by the Richard and Helen DeVos Foundation for which Ms. DeVos is a co-trustee and shares voting and dispositive power with Jerry L. Tubergen.

          The Richard M. and Helen J. DeVos Foundation has sole voting and dispositive power over 34,783 shares of Common Stock of Alterra.

          The Dick and Betsy DeVos Foundation has sole voting and dispositive power over 15,000 shares of the Common Stock of Alterra.

          The Douglas and Maria DeVos Foundation has sole voting and dispositive power over 3,400 shares of the Common Stock of Alterra.

          The Jerry L. and Marcia D. Tubergen Foundation has sole voting and dispositive power over 15,000 shares of the Common Stock of Alterra.

          Windquest Group, Inc. has sole voting and dispositive power over 700 shares of the Common Stock of Alterra.

          Buttonwood Capital, Inc. has sole voting and disposition power over 32,222 shares of the Common Stock of Alterra.

          RDV Capital Management L.P. has sole voting and dispositive power over 521,739 shares of the common stock of Alterra.

          (c)          The information set forth in the introduction of this Schedule 13D is incorporated herein by reference.

          (d)          Not applicable

          (e)          Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See the Purchase Agreement, First Amendment, Certificate of Rights, Indenture, Assignment, Restated Bylaws, Registration Rights Agreement and Rights Amendment, each incorporated by reference as exhibits to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

99.1	Powers of Attorney
99.2	Joint Filing Agreement
99.3

Purchase Agreement dated as of April 26, 2000 between Alterra and RDVEPCO, L.L.C., Group One Investors, L.L.C., and Holiday Retirement 2000, L.L.C. (incorporated by reference to Exhibit 99.2 of Alterra's Form 8-K filed on May 5, 2000)

99.4

First Amendment to Purchase Agreement dated as of May 31, 2000 between Alterra and RDVEPCO, L.L.C., Group One Investors, L.L.C., Holiday Retirement 2000, L.L.C., the Elsa D. Prince Living Trust and RDV Manor Care, L.L.C. (collectively, the "Purchasers") (incorporated by reference to Exhibit 99.3 of Alterra's Form 8-K filed on June 8, 2000)

99.5

Certificate of Designation, Rights and Preferences of the Series A 9.75% cumulative pay-in-kind preferred stock and the Series B non-voting participating preferred stock of Alterra filed with the Delaware Secretary of State as of May 31, 2000 (incorporated by reference to Exhibit 99.4 of Alterra's Form 8-K filed on June 8, 2000)

99.6	Indenture dated as of May 31, 2000, between Alterra and U.S. Trust Company of Texas, N.A. relating to Alterra's Series A 9.75% convertible pay-in-kind debentures due

2007, Series B 9.75% convertible pay-in-kind debentures due 2007 and Series C 9.75% pay-in-kind debentures due 2007 (incorporated by reference to Exhibit 99.5 of Alterra's Form 8-K filed on June 8, 2000)

99.7	Amended and Restated Bylaws of Alterra effective as of May 31, 2000 (incorporated by reference to Exhibit 99.6 of Alterra's Form 8-K filed on June 8, 2000)
99.8

Registration Rights Agreement dated as of May 31, 2000, between Alterra, the Purchasers and HBK Master Fund, L.P. (incorporated by reference to Exhibit 99.8 of Alterra's Form 8-K filed on June 8, 2000)

99.9	Amendment to Rights Agreement dated May 31, 2000 between Alterra and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.9 of Alterra's Form 8-K filed on June 8, 2000)
99.10

Section 2.2(a) Purchase Agreement and Assignment dated as of May 31,2000 between Alterra, the Purchasers and HBK Master Fund, L.P.(incorporated by reference to Exhibit 99.7 of Alterra's Form 8-K filed on June 8, 2000).

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2000	RDV ALTCO, L.L.C.
By: RDV Corporation, Its Manager

By:/s/ Robert H. Schierbeek
Robert H. Schierbeek, Treasurer

Dated: June 12, 2000	RDV CORPORATION

By: /s/ Robert H. Schierbeek
Robert H. Schierbeek, Treasurer

Dated: June 12, 2000
/s/ Richard M. DeVos, Jr.*
Richard M. DeVos, Jr.

Dated: June 12, 2000
/s/ Daniel G. DeVos*
Daniel G. DeVos

Dated: June 12, 2000
/s/ Suzanne C. DeVos VanderWeide*
Suzanne C. DeVos VanderWeide

Dated: June 12, 2000
/s/ Douglas L. DeVos*
Douglas L. DeVos

Dated: June 12, 2000
/s/ Jerry L. Tubergen*
Jerry L. Tubergen

Dated: June 12, 2000
/s/ Elisabeth D. DeVos*
Elisabeth D. DeVos

Dated: June 12, 2000
/s/ Helen J. DeVos*
Helen J. DeVos

Dated: June 12, 2000	RICHARD M. AND HELEN J. DEVOS
FOUNDATION

By: /s/ Robert H. Schierbeek
Robert H. Schierbeek, Treasurer

Dated: June 12, 2000	DICK AND BETSY DEVOS FOUNDATION

By: /s/ Robert H. Schierbeek
Robert H. Schierbeek, Treasurer

Dated: June 12, 2000	DOUGLAS AND MARIA DEVOS
FOUNDATION

By: /s/ Robert H. Schierbeek
Robert H. Schierbeek, Treasurer

Dated: June 12, 2000	JERRY . AND MARCIA D. TUBERGEN
FOUNDATION

By: /s/ Jerry L. Tubergen*
Jerry L. Tubergen, Trustee

Dated: June 12, 2000	WINDQUEST GROUP, INC.

By: /s/ Richard M. DeVos, Jr.*
Richard M. DeVos, Jr.
Its: Vice Chairman

Dated: June 12, 2000	BUTTONWOOD CAPITAL, INC.

By: /s/ Jerry L. Tubergen*
Jerry L. Tubergen, President

Dated: June 12, 2000	RDV CAPITAL MANAGEMENT LP
By: RDV CORPORATION, the general
partner

By: /s/ Robert H. Schierbeek
Robert H. Schierbeek, Treasurer

*By: /s/ Robert H. Schierbeek
Robert H. Schierbeek, Attorney-in-Fact